EXHIBIT 99.1

Press Release Including 2006 Outlook

third quarter 2006
Report to shareholders for the period ended September 30, 2006 growing strategically

Higher crude oil prices drive solid earnings for Suncor Energy

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain prior period amounts have been restated to conform to the current year’s presentation. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these measures, see “Non-GAAP Financial Measures” in Suncor’s 2006 third quarter management’s discussion and analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Suncor Energy Inc. recorded third quarter 2006 net earnings of $682 million ($1.48 per common share), compared to $315 million ($0.69 per common share) in the third quarter of 2005. There was no unrealized foreign exchange adjustment in the third quarter of 2006. Excluding the effects of unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt in the third quarter of 2005, net earnings were $262 million ($0.57per common share). Cash flow from operations was $1.153 billion in the third quarter of 2006, compared to $651 million in the third quarter of 2005.

“We are well positioned for a strong finish to the year and expect improved reliability going into 2007.” Rick George president and chief executive officer

The increase in net earnings was primarily due to higher oil sands production, stronger commodity prices and higher refining margins in U.S. downstream operations. These positive impacts were partially offset by the stronger Canadian dollar and higher total oil sands operating costs as a result of increased production. The same factors impacted cash flow from operations.

Net earnings for the first nine months of 2006 were $2.613 billion ($5.69 per common share), compared to $465 million ($1.02 per common share) for the same period in 2005. Excluding the impacts of insurance proceeds, income tax revaluations and unrealized foreign exchange gains, net earnings for the first nine months of 2006 were $1.946 billion compared to $235 million in the same period of 2005. Cash flow from operations for the first nine months of 2006 was $3.787 billion, compared to $1.250 billion in the first nine months of 2005.

Suncor’s total upstream production averaged 277,400 barrels of oil equivalent (boe) per day during the third quarter of 2006, compared to 184,500 boe per day in the third quarter of 2005. Natural gas production in the third quarter of 2006 was 191 million cubic feet (mmcf) per day, compared to third quarter 2005 production of 200 mmcf per day. Oil sands production during the third quarter of 2006 averaged 242,800 barrels per day (bpd), consisting of 236,200 bpd of synthetic crude oil and 6,600 bpd of bitumen, which was sold directly to the market. Third quarter oil sands production was lower than full capacity due to unplanned maintenance. Comparative production during the third quarter of 2005, which was reduced due to damage from a fire earlier in the year, averaged 148,200 bpd, including 23,000 bpd of bitumen.

Subsequent to the end of the quarter, in early October, additional maintenance was required in Suncor’s upgrading operations. With the combined impact of these operational issues, Suncor has revised its annual average oil sands production target to 255,000 to 260,000 bpd of synthetic crude oil.

“Our capital investment projects are continuing forward on schedule,” said Rick George, president and chief executive officer. “We are well positioned for a strong finish to the year and expect improved reliability going into 2007.”

Oil sands cash operating costs for the third quarter of 2006 averaged $23.70 per barrel, compared to $27.65 per barrel during the third quarter of 2005. The decrease in cash operating costs per barrel is due to operating expenses being spread over significantly more barrels of production. This was partially offset by increased insurance expense and lower than capacity production in the third quarter of 2006.

As a result of increased insurance premiums and lower production volumes, Suncor has revised its full year outlook for 2006 cash operating costs per barrel upward to a range of $20.50 to $21.00.

In Suncor’s Canadian downstream operations, lower refining margins and refinery utilization were offset by higher trading gains resulting in consistent earnings quarter over quarter. Utilization decreased in the third quarter of 2006 due to planned maintenance and facility modifications that began in early September which are expected to conclude in November.

Earnings increased in the company’s U.S. downstream operations due to higher refining margins and consistent refinery utilization compared to the third quarter of 2005.

GROWTH UPDATE

Suncor’s growth plans target oil sands production of 500,000 to 550,000 bpd in the 2010 to 2012 timeframe. The next major milestone in the company’s plans is an increase in oil sands production capacity to 350,000 bpd in 2008. The centrepiece of this expansion is the addition of a third pair of cokers to Upgrader 2. Engineering on this portion of the project is nearing completion and construction is approximately 65% complete. This project is on schedule and on budget.

“In 2008, we expect to see a 35% increase in daily oil production,” said George. “That’s an important step on the way to our longer term goal of half a million barrels per day.”

Work under way also includes the expansion of Suncor’s in-situ operations, with construction targeted for completion in 2007. The project, which is expected to increase the bitumen production capacity of Firebag Stages 1 and 2, includes the addition of cogeneration facilities. This project is also on schedule and on budget, with construction approximately 25% complete for the expansion project and approximately 80% complete for the cogeneration project. As Suncor continues to develop its in-situ operations, management expects to seek final Board of Directors’ approval for Firebag Stage 3 in 2007.

In July 2006, a regulatory hearing was held on Suncor’s planned third upgrader and Steepbank Mine extension.

Decisions on these project applications are expected at the end of the year. The company expects to advance project development plans and cost estimates to a level appropriate to seek Board approval in 2007. Pending regulatory and final Board approval, Suncor plans to begin site preparation for both projects in 2007.

In Suncor’s Canadian downstream operations, work continues on the second phase of a planned upgrade to the company’s Sarnia refinery. As planned, phase two of the project will continue into 2007. However, labour shortages and material supply issues have put upward cost pressures on the overall project. As a result, the $800 million cost estimate for both phases of the project will likely increase. When completed in 2007, modifications are expected to increase the refinery’s capacity to process sour crude oil from Suncor’s oil sands operations.

As Suncor invests for future growth, prudent debt management remains a priority. Net debt was reduced to $1.8 billion at the end of the third quarter of 2006, compared with $2.9 billion at December 31, 2005.

OUTLOOK FOR 2006

Suncor’s outlook provides management’s targets for 2006 in certain key areas of the company’s business. Production and financial targets have been revised. See the notes to this table and Suncor’s third quarter 2006 management’s discussion and analysis for further details.

	Nine months ended	2006 full
	September 30, 2006	year outlook
Oil Sands
Production (bpd) (1)	252 800	255 000 – 260 000
Diesel	11%	11%
Sweet	43%	45%
Sour	46%	44%
Realization on crude sales basket (2)	WTI @ Cushing less	WTI @ Cushing less
	Cdn$6.29 per barrel	Cdn$6.00 – $7.00 per barrel
Cash operating costs (3)	$20.25 per barrel	$20.50 – $21.00 per barrel
Natural Gas (4)
Natural gas production (mmcf/d)	192	195 to 200

(1)                     The 255,000 to 260,000 bpd production outlook target consists entirely of synthetic crude oil barrels. Suncor-produced bitumen may be sold directly to the market depending on certain market or operational conditions. In addition to the average production of 252,800 bpd of synthetic crude oil during the first nine months of 2006, 5,300 bpd of bitumen was sold directly to the market. The original estimate for 2006 was 260,000 bpd.

(2)                     Suncor has reduced its original target for realizations on its crude oil sales basket from WTI less Cdn$5.50 to $6.50 to WTI less Cdn$6.00 to $7.00. The lower realization reflects the impact of lower than expected market prices for sweet synthetic crude oil in the fourth quarter of 2006.

(3)                     Effective January 1, 2006, cash operating costs per barrel, before commissioning and start-up costs, reflect a change in accounting policy to expense overburden costs as incurred (see page 13 of Suncor’s third quarter 2006 MD&A). The change in accounting policy for overburden resulted in non-cash costs being reclassified to cash costs. However, total operating costs are not significantly impacted. All comparative balances have been retroactively restated for these changes in all 2006 Reports to Shareholders.

Cash operating costs are sensitive to natural gas prices. The estimate of $20.50 to $21.00 per barrel assumes a natural gas price of US$6.75 per thousand cubic feet (mcf) at Henry Hub. The original estimate for 2006 was $18.75 to $19.50 per barrel. Cash operating costs per barrel are not prescribed by GAAP. This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See “Non-GAAP Financial Measures” in Suncor’s 2006 third quarter MD&A.

(4)                     Suncor has reduced its original natural gas production target of 205 to 210 mmcf/d due to shut-in production as a result of pipeline and processing facility constraints.

For a discussion of risks and uncertainties that may affect our financial performance, see pages 33 to 40 in our Annual Information Form, dated March 1, 2006.